Exhibit 99.1

FORESIGHT ANNOUNCES THIRD QUARTER 2017 FINANCIAL RESULTS

NESS ZIONA, Israel, December 1, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (NASDAQ and TASE: FRSX), today reported financial results for the third quarter ended September 30, 2017. Foresight ended the third quarter of 2017 with $21.5 million in cash and short-term deposits, with GAAP net loss for the nine months ended September 30, 2017 of $22.4 million and with non-GAAP net loss of $4.3 million.

Commenting on the results, Foresight’s Chief Executive Officer Haim Siboni said, “This quarter, we completed two additional pilot tests with leading Chinese car manufacturers where we successfully demonstrated our potentially life-saving technology. We plan to broaden our outreach to additional manufacturers, and to sign commercial agreements, in our efforts to expand globally. Furthermore, our successful system demonstration and anticipated commercial agreement with Uniti Sweden proves that our competitive technology aligns with our long-term corporate development strategy to become a leader in the automated transportation industry.”

Third Quarter 2017 Financial Results

●	Research and development (R&D) expenses for the three months ended September 30, 2017 were $1,144,000, compared to $277,000 in the three months ended September 30, 2016. General and administrative (G&A) expenses for the three months ended September 30, 2017 were $684,000, compared to $498,000 in the three months ended September 30, 2016. These increases are attributed mainly to employee recruitment and are comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.

●	GAAP net profit for the three months ended September 30, 2017 was $4,466,000 compared to a GAAP net profit of $523,000 in the three months ended September 30, 2016. The increase is attributed mainly to the revaluation of derivative warrant liability.

Non-GAAP net loss for the three months ended September 30, 2017 was $2,086,000 compared to a non-GAAP net loss of $879,000 in the three months ended September 30, 2016.

Nine Months Ended September 30, 2017 Financial Results

●	R&D expenses for the nine months ended September 30, 2017 were $2,419,000, compared to $596,000 in the nine months ended September 30, 2016. The increase is attributed to acceleration in R&D efforts and employees’ recruitment, and is comprised primarily of payroll and related expenses, stock-based compensation expenses and subcontracted services expenses.

●	G&A expenses for the nine months ended September 30, 2017 were $3,021,000, compared to $1,982,000 in the nine months ended September 30, 2016. The increase is attributed primarily to stock-based compensation expenses and to expenses associated with listing on NASDAQ.

●	GAAP net loss for the nine months ended September 30, 2017 was $22,436,000 compared to a GAAP net loss of $894,000 in the nine months ended September 30, 2016. The increase is attributed mainly to the increase in R&D expenses, the increase in stock-based compensation expenses, and the increase in revaluation of derivative warrant liability.

Non-GAAP net loss for the nine months ended September 30, 2017 was $4,299,000 compared to a non-GAAP net loss of $2,323,000 in the nine months ended September 30, 2016.

	Nine months ended September 30,		Three months ended September 30,
(thousands of U.S. dollars)	2017	2016	2017	2016
GAAP Results
Net (loss) profit	$(22,436)	$(894)	$4,466	$523
Non-GAAP Results
Net loss	$(4,299)	$(2,323)	$(2,086)	$(879)

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the following financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $21.5 million as of September 30, 2017, compared to $3.8 million on December 31, 2016. The increase compared to December 31, 2016 is mainly due to the proceeds received from private placements that occurred in the first half of 2017, totaling $11.6 million gross ($10.7 net proceeds), from warrants exercised by shareholders equal to $10.7 million, less the cash used during the period.

●	GAAP shareholders’ equity totaled $15.6 million as of September 30, 2017, compared to $4.7 million as of December 31, 2016.

Non-GAAP shareholders’ equity totaled $21.9 million as of September 30, 2017, compared to $4.8 million as of December 31, 2016.

	As of September 30,	As of December 31,
(thousands of U.S. dollars)	2017	2016
GAAP Results
Shareholders’ equity	$15,598	$4,669
Non-GAAP Results
Shareholders’ equity	$21,890	$4,800

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the following financial statements that are part of this release. Non-GAAP results exclude derivative warrant liability.

Third Quarter Corporate Highlights:

●	Completed Pilot Agreement with Two Additional Leading Chinese Car Manufacturers: The pilot tests of the Eyes-On system demonstrated the performance of Foresight’s accident prevention system. Based on the results of the pilot tests, the parties have agreed to examine possible directions for commercial cooperation.

●	Completed a Successful System Demonstration with Uniti Sweden: Foresight and Uniti intend to negotiate a commercial agreement whereby Foresight’s multispectral all-weather conditions systems will be incorporated into Uniti’s electric vehicles as an ADAS, as well as the leading sensor system for the future autonomous capabilities of Uniti’s electric cars.

●	Demonstrated Proof of Concept of its Multispectral Advanced Driver Assistance System: Foresight completed proof of concept of its multispectral road traffic accident prevention system, which features both thermal and visible light cameras. Following the successful results, Foresight decided to complete development of a real-time demonstration.

●	Ariel Dor Appointed as Head of Global Mergers and Acquisitions: As Foresight focuses on global operations and expanding its footprint, Mr. Dor will be concentrating on building new relationships with international partners to promote business growth. Mr. Dor previously served as Foresight’s Chief Operating Officer.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes its plans to broaden its outreach to additional manufacturers, and to sign commercial agreements, in its efforts to expand globally, examining possible directions for commercial cooperation, that its products will be integrated into Uniti’s vehicles, that Mr. Dor will be concentrating on building new relationships with international partners to promote business growth, and that it estimates that its systems will revolutionize ADAS, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2017	As of December 31, 2016
ASSETS

Current assets:
Cash and cash equivalents	$10,182	$3,364
Short term deposits	11,342	390
Marketable equity securities	20	-
Other receivables	369	104
Total current assets	21,913	3,858

Non-current assets:
Marketable equity securities	-	18
Investment in affiliate company	522	1,248
Other investments	66	66
Fixed assets, net	186	67
	774	1,399

Total assets	$22,687	$5,257

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Other accounts payable	$797	$457
Total current liabilities	797	457

Derivative warrant liability	6,292	131
Total liabilities	7,089	588

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-
Additional paid-in capital	41,389	8,024
Accumulated deficit	(25,791)	(3,355)
Total stockholders’ equity	15,598	4,669

Total liabilities and stockholders’ equity	$22,687	$5,257

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDRES’ EQUITY

U.S. dollars in thousands

	As of September 30, 2017	As of December 31, 2016
GAAP Shareholders’ equity	15,598	4,669
Derivative warrant liability	6,292	131
Non-GAAP Shareholders’ equity	21,890	4,800

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Research and development expenses, net	(2,419)	(596)	(1,144)	(277)

Marketing and sales	(776)	(160)	(263)	(55)

General and administrative expenses	(3,021)	(1,982)	(684)	(498)

Equity in net loss of an affiliated company	(726)	-	(343)	-

Operating loss	(6,942)	(2,738)	(2,434)	(830)

Revaluation of derivative warrant liability (expenses) income	(16,074)	1,753	6,976	1,315

Financing income (expenses), net	580	91	(76)	38

Net (loss) profit	(22,436)	(894)	4,466	523

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016

Net cash used in operating activities
Profit(Loss) for the Period	(22,436)	(894)	4,466	523

Adjustments to reconcile profit (loss) to net cash used in operating activities:	18,642	(771)	(5,930)	(966)

Net cash used in operating activities	(3,794)	(1,665)	(1,464)	(443)

Cash Flows from Investing Activities
Purchase of marketable securities	-	(5)	-	-
Purchase of short term deposits	(10,952)	-	(7,323)	-
Investment in affiliate company	-	(600)	-	(600)
Purchase of fixed assets	(149)	(64)	(69)	(55)

Net cash used in investing activities	(11,101)	(669)	(7,392)	(655)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	10,745	5,052	-	83
Exercise of warrants and options, net of issuance expenses	10,646	-	5,050	-
Receipts on account of shares and warrants	-	762	-	762
Acquisition of a subsidiary in connection with reverse recapitalization (See below)	-	1,245	-	-

Net cash provided by financing activities	21,391	7,059	5,050	845

Effect of exchange rate changes on cash and cash equivalents	322	80	(294)	16

Increase (decrease) in cash and cash equivalents	6,818	4,805	(4,100)	(237)
Cash and cash equivalents at the beginning of the period	3,364	-	14,282	5,042

Cash and cash equivalents at the end of the period	10,182	4,805	10,182	4,805

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Share-based payment granted to service providers	2,063	324	424	111
Depreciation	30	5	15	3
Revaluation of warrants	16,074	(1,753)	(6,976)	(1,315)
Equity in loss of an affiliated company	726	-	343	-
Revaluation of securities	(3)	12	3	8
Realized loss of securities classified as available-for-sale, net	-	18	-	39
Issuance expenses presented in financing activities	-	154	-	-
exchange rate changes on cash and cash equivalents	(322)	(80)	294	(16)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(266)	(61)	(89)	136
Decrease in other current assets	-	429	-	-
Increase in other accounts payable	340	181	56	68

Adjustments to reconcile profit (loss) to net cash used in operating activities	18,642	(771)	(5,930)	(966)

Supplemental information for Cash Flow:

Assets (liabilities) acquired:	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
Current assets and liabilities excluding cash and cash equivalents	-	(5)	-	-
Marketable equity securities	-	(49)	-	-
Fixed assets	-	(5)	-	-
Other current assets	-	(429)	-	-
Reverse recapitalization effect on equity	-	1,733	-	-
Cash acquired in connection reverse recapitalization	-	1,245	-	-

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
GAAP operating loss	(6,942)	(2,738)	(2,434)	(830)
Stock-based compensation in research and development	345	-	162	-
Stock-based compensation in sales and marketing	354	-	94	-
Stock-based compensation in general and administrative	1,364	324	168	111
Non-GAAP operating loss	(4,879)	(2,414)	(2,010)	(719)

GAAP Revaluation of derivative warrant liability (expenses) income	(16,074)	1,753	6,976	1,315
Revaluation of derivative warrant liability	16,074	(1,753)	(6,976)	(1,315)
Non-GAAP Revaluation of derivative warrant liability (expenses) income	-	-	-	-

GAAP net profit (loss)	(22,436)	(894)	4,466	523
Stock-based compensation expenses	2,063	324	424	111
Revaluation of derivative warrant liability expenses/ income	16,074	(1,753)	(6,976)	(1,513)
Non-GAAP net loss	(4,299)	(2,323)	(2,086)	(879)